Voyager Entertainment International, Inc. Comments On Bear Market
                    Experiences Difficulties With Website

LAS VEGAS--(BUSINESS WIRE)--July 26, 2002--Voyager Entertainment International, Inc., (OTCBB:VEII - News) an entertainment/development company, today stated that while the events of yesterday's trading would be discouraging to some, management at VEII remain very optimistic and enthusiastic about their project and feel yesterdays volatility was more a direct result of the publics current skepticism toward the market than anything else.

"While we feel our business model and the strategies being executed will ultimately prove rewarding for shareholders, yesterdays events took us all quite by surprise." said Richard Hannigan, President of Voyager Entertainment International, Inc. "Fundamentally, and Economically, the Company is no different than we where a week ago, and there have been no significant developments that would lead shareholders to believe otherwise," he added.
In addition to the unexpected decline in the Company's stock price, the Company experienced technical difficulties which left their corporate website temporarily offline and anticipates it will be back up within the next twenty-four hours. Until then, the website may be reached by typing in the IP Address http:// 63.108.90.121.

About Voyager Entertainment International, Inc.

Voyager Entertainment International, Inc., is an entertainment development company that will build the "World's Largest and Tallest Observation (Ferris) Wheel". The 560-foot tall high-tech attraction will have the capacity of 7,000,000 guests per year with the average individual ride ticket of $18.00 USD. Each wheel consists of 36 sky cruisers seating 16 passengers and making a complete revolution ("the ride") every 27 minutes. Each Sky Cruiser consists of its own galley and lavatory to achieve the maximum comfort and safety for its passengers. This new concept and advanced technology far surpasses that of London Eye Ferris Wheel, which has achieved the phenomenal success of approximately 4,000,000 riders per year. For more about Voyager, go to http://www.voyager-ent.com and be sure to click on company video.

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.


Contact:
     Voyager Entertainment International, Inc., Las Vegas
     Richard Hannigan, 702/221-8070
     or
     Investor Relations Services, Inc., New Smyrna Beach, Fla.
     Gary Frank, 386/409-0200
     VEII@invrel.net